FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 31, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Pretax income from core businesses up QoQ, but Group results impacted by one-offs

•	Stronger Retail client assets in discretionary investments, helping push annualized recurring revenue to Y90.9bn

•	Asset Management AuM reached all-time high of Y52.8trn

•	Wholesale rebounded on higher Fixed Income revenues in Japan and Asia ex-Japan

Tokyo, October 31, 2018—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2019.

Net revenue for the second quarter was 282.9 billion yen (US$2.5 billion)1, up 4 percent quarter on quarter and down 20 percent year on year. Income before income taxes declined 97 percent from last quarter and 99 percent compared to the second quarter last year to 500 million yen (US$4 million). Net loss attributable to Nomura Holdings shareholders was 11.2 billion yen (US$99 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 3.32 yen.

For the six months to September, Nomura reported net revenue of 554.9 billion yen (US$4.9 billion), down 22 percent from the same period last year. Income before income taxes declined 91 percent to 14.1 billion yen (US$124 million), and net loss attributable to Nomura Holdings shareholders was 6 billion yen (US$53 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 1.78 yen.

“Clients remained risk averse in the second quarter amid concerns over US-China trade friction and falling emerging market currencies. This led to a slowdown in our Retail and Wholesale performance. While our core businesses were all profitable, we incurred one-off expenses related to progress in winding up a subsidiary and a settlement with the U.S. Department of Justice, resulting in an overall loss for the quarter,” said Nomura President and Group CEO Koji Nagai.

“Our Retail business booked net inflows of cash and securities as we continued to transform our business model. Assets under management in Asset Management reached a record high. Our Wholesale business rebounded, driven by an improvement in our Fixed Income business in Japan and Asia ex-Japan.

“We will continue to capture business opportunities while prudently managing risks. We remain focused on building a solid operating platform capable of delivering consistent performance under any future conditions.

“We are committed to contributing to the creation of an affluent society through our expertise in the capital markets. Our aim is to deliver a better tomorrow for our clients as their most trusted partner.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 113.48 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2018. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2018/19 Q2	QoQ	YoY
Net revenue	85.7	-8%	-16%
Income before income taxes	12.2	-39%	-52%

Retail reported net revenue of 85.7 billion yen, down 8 percent quarter on quarter and 16 percent year on year. Income before income taxes declined 39 percent quarter on quarter and 52 percent year on year to 12.2 billion yen.

Retail clients continued to take a wait-and-see approach as emerging market currencies fell and market conditions remained uncertain. This led to sluggish sales of stocks, investment trusts and bonds.

Amid this environment, Retail booked net inflows in cash and securities as a result of ongoing efforts to boost client assets. Client assets in discretionary investments increased on net inflows into discretionary investments and market factors. This helped drive up annualized recurring revenue to 90.9 billion yen.

Asset Management

(billions of yen)	FY2018/19 Q2	QoQ	YoY
Net revenue	24.7	-5%	-30%
Income before income taxes	8.9	-13%	-56%

Asset Management net revenue was 24.7 billion yen, a 5 percent decrease compared to last quarter and 30 percent over the same period last year. Income before income taxes declined 13 percent quarter on quarter and 56 percent year on year to 8.9 billion yen.

Asset Management reported solid business performance, although gain/loss related to American Century Investments was lower compared to the previous quarter. Market factors combined with ongoing inflows to push assets under management to a record high of 52.8 trillion yen.

Wholesale

(billions of yen)	FY2018/19 Q2	QoQ	YoY
Net revenue	147.7	+8%	-7%
Income before income taxes	4.9	—	-71%

2

Wholesale booked net revenue of 147.7 billion yen, an 8 percent increase quarter on quarter but a 7 percent decrease year on year. Income before income taxes was 4.9 billion yen.

In Global Markets, Fixed Income revenues improved in Japan and Asia ex-Japan as volatility returned and client activity increased. Equities revenues remained roughly unchanged from the previous quarter.

Investment Banking revenues declined quarter on quarter due to a contraction in revenue opportunities globally, while Japan and Asia ex-Japan delivered a resilient performance.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura had total assets of 45.4 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 18.0 percent and CET1 capital ratio was 16.9 percent under Basel III. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 3 yen per share to shareholders of record as of September 30, 2018. The dividend is scheduled to be paid on December 3, 2018.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2018 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 31, 2018—Nomura Holdings, Inc. today announced that it has declared a dividend of 3 yen per share to shareholders of record as of the end of September 2018. The dividend will be paid on December 3, 2018.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2016/17		Y9.0		Y11.0	Y20.0
FY2017/18		Y9.0		Y11.0	Y20.0
FY2018/19		Y3.0		TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/